[Chapman and Cutler LLP Letterhead]

December 18, 2020

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statements filed on Form N-1A for Innovator ETFs Trust (the “Trust”) with the staff of Securities and Exchange Commission (the “Staff”) on October 30, 2020 (the “Registration Statements”). The Registration Statements relate to the Innovator S&P 500 Buffer ETF – January, Innovator MSCI EAFE Power Buffer ETF – January, Innovator MSCI Emerging Markets Power Buffer ETF – January, Innovator Russell 2000 Power Buffer ETF – January and Innovator Nasdaq-100 Power Buffer ETF – January (each a “Fund,” and collectively the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

Comment 1 - Cover Page

With respect to the first two sentences of the cover page, the Staff notes each Fund moved this disclosure later on the cover page. Please consider keeping these sentences at the beginning of the cover page for purposes of streamlining and initially disclosing that each Fund will invest in FLEX Options.

Response to Comment 1

Pursuant to the Staff’s request, each Fund has revised its cover page to initially disclose that the Funds will invest in FLEX Options and provide a description of FLEX Options. For example, the Innovator S&P 500 Buffer ETF – January will disclose the following first two sentences:

The Fund will invest substantially all of its assets in FLexible EXchange® Options (“FLEX Options”) on the SPDR® S&P 500® ETF Trust (the “Underlying ETF”). FLEX Options are customizable exchange-traded option contracts guaranteed for settlement by the Options Clearing Corporation.

Comment 2 – Cover Page

In the third bullet point, please keep the information regarding the Cap percentages being taken into consideration before and after fees or expenses are charged to shareholders. With respect to the Buffer, please consider disclosing the Buffer percentage less fees and expenses charged to shareholders.

Response to Comment 2

Each Fund confirms that it will disclose the Cap percentages both before and after taking fees and expenses charged to shareholders into consideration. In regards to the Buffer percentage, each Fund has revised its disclosure pursuant to the Staff's comment. For example, the Innovator S&P 500 Buffer ETF - January added the following disclosure to its cover page:

The Buffer is provided prior to taking into account annual Fund management fees equal to 0.79% of the Fund’s daily net assets, transaction fees and any extraordinary expenses incurred by the Fund and will have the effect of reducing the Buffer amount for Fund shareholders to the extent of S&P 500 ETF price return losses of greater than 9% for an entire Outcome Period.

Comment 3 – Cover Page

For purposes of streamlining cover page disclosure, the Staff requests that each Fund consider deleting the bullet point on the discussion of net asset value (“NAV”) and its relationship to the Outcome Period, as this concept is disclosed in Item 4.

Response to Comment 3

Each Fund confirms that the following NAV disclosure is removed from the cover page:

The Outcomes are based on the Fund’s net asset value, the per share value of the Fund’s assets (“NAV”), at the outset of the Outcome Period. The Fund’s assets will be principally composed of FLEX Options, the value of which is principally based upon the Underlying ETF’s share price. However, because a component of an option’s value is the number of days remaining until its expiration, the Fund’s NAV will not directly correlate on a day-to-day basis with changes in the Underlying ETF’s share price. While the Fund’s investment sub-adviser generally anticipates that the Fund’s NAV will move in the same direction as the Underlying ETF (meaning that the Fund’s NAV will increase if the Underlying ETF’s share price increases and that the Fund’s NAV will decrease if the Underlying ETF’s share price decreases), the Fund’s NAV may not increase or decrease at the same rate as the Underlying ETF’s share price. Similarly, the amount of time remaining until the end of the Outcome Period also affects the impact of the Buffer on the Fund’s NAV, which may not be in full effect prior to the end of the Outcome Period.

Comment 4 – Cover Page

Please make clear that the Outcomes are based on the per share value of each Fund’s assets over the duration of the Outcome Period. For example, please clarify that the basis for return is the Underlying ETF’s share price since each Fund is now using an Underlying ETF as its reference asset. Please clarify that the Fund means the Underlying ETF’s “market price” when it refers to the Underlying ETF’s “share price.” Additionally, please clarify that the Fund will not participate in any dividends paid by the Underlying ETF.

Response to Comment 4

Each Fund has revised its disclosure to clarify that the basis for return is the Underlying ETF’s share price and that Outcomes are based upon the Underlying ETF’s price return. Pursuant to the Staff’s comment, each Fund confirms the Underlying ETF’s “share price” also means “market price.” Finally, each Fund has revised its disclosure to clarify that shareholders will not participate in any dividends paid by the Underlying ETF.

Comment 5 – Cover Page

For purposes of streamlining cover page disclosure, please consider moving the Investor Suitability Considerations chart from the cover page to the end of the summary prospectus. Additionally, please make clear that the Fund’s fees and expenses will have the effect of reducing the Buffer amount for Fund shareholders.

Response to Comment 5

Each Fund confirms it will remove the Investor Suitability Considerations chart from the cover page and add to the end of the summary prospectus. Each Fund has revised the Buffer disclosure in such chart to include language that the Buffer amount will be reduced by Fund fees and expenses.

Comment 6 – General

The Staff requests confirmation regarding whether each Fund will comply with Rule 6c-11 upon effectiveness. Please confirm that each Fund has the necessary disclosure in compliance with Rule 6c-11 and the requirements of Form N-1A.

Response to Comment 6

Each Fund confirms its Registration Statement is in compliance with Rule 6c-11 of the 1940 Act.

Comment 7 – General

In supplemental correspondence, please confirm there are no material changes that were made to any of the Registration Statements for the Funds that do not align with previous comments made by the Staff. In other words, these filings should reflect prior disclosure for each Fund and any changes made pursuant to the Staff’s comments in the past are reflected in these filings.

Response to Comment 7

Each Fund confirms that no material changes have been made beyond the Staff’s prior comments and each Fund’s Registration Statement will reflect prior disclosure accepted by the Staff.

Comment 8 – General

Please supplementally confirm that the changes of the reference asset for each Fund from an index to an Underlying ETF did not generate any material fees, expenses or costs for Fund shareholders.

Response to Comment 8

Each Fund confirms that its change in reference asset from the applicable index to an underlying exchange-traded fund (each, an “Underlying ETF”) will not generate additional material fees, expenses or costs for Fund shareholders. Costs associated with the purchase of options with a reference asset to an Underlying ETF are reflected in the Cap percentages available to Fund shareholders at the commencement of each Outcome Period.

Comment 9 – General

The Staff notes that certain service providers of the Funds (such as transfer agent and the custodian) are contracting with the Funds under the Trust to pay for these services. Explain in supplemental correspondence whether the Funds can be held liable for those expenses in the event of a default by the Adviser. If the Funds can be held accountable, the Staff requests an explanation for the accounting for those services.

Response to Comment 9

The Trust, on behalf of the Funds, pays the compensation of the Funds’ service providers by way of payment of a unitary fee to the Adviser. The Adviser, on behalf of the Funds, pays the Funds’ ordinary operating expenses, including amounts due to the Funds’ service providers (such as the administrator, custodian and auditor). In essence, the Adviser facilitates payment of the Funds’ ordinary operating expenses, while the Funds accrue and bear those expenses in an amount equal to the unitary fee. The Adviser would only directly bear the Funds’ ordinary operating expenses if the assets of the Funds, and therefore the amount of the unitary fee, were too small to cover the aggregate amount of the Funds’ ordinary operating expenses in a year. In this way, the unitary fee arrangement is economically equivalent to an expense cap, which involves an investment adviser agreeing to waive all or a portion of its advisory fee and/or reimburse a Fund for ordinary operating expenses that exceed an agreed-upon level. In both instances, a Fund bears its own ordinary operating expenses, but only to the extent of a specified amount.

Comment 10 – Fee Table

In supplemental correspondence, please explain to the Staff why the Innovator S&P 500 Buffer ETF – January does not have the “Distribution and Service (12b-1) Fees” line item in the Fee Table.

Response to Comment 10

For consistency with the Trust’s other defined outcome funds, each Fund will add such line item to its respective Fee Table.

Comment 11 – Principal Investment Strategies

The Staff notes that each Fund provides a table that contains examples designed to illustrate the Outcomes each Fund seeks to provide, based upon the performance of the Underlying ETF. In supplemental correspondence, please explain to the Staff if this table is hypothetical or based on actual performance percentages. If it is hypothetical, please consider enhancing this disclosure to make clear that the information contained in the table is hypothetical and for consistency with the Trust’s other defined outcome funds. Additionally, in the footnote to the table, please make clear that the Cap will be further reduced by transaction fees and extraordinary expenses.

Response to Comment 11

For consistency with the Trust’s other defined outcome funds, each Fund confirms that it will revise its disclosure as follows:

The following table contains hypothetical examples designed to illustrate the Outcomes the Fund seeks to provide over an Outcome Period, based upon the performance of the Underlying ETF from -100% to 100%. The table is provided for illustrative purposes and does not provide every possible performance scenario for Shares over the course of an Outcome Period.  There is no guarantee that the Fund will be successful in its attempt to provide the Outcomes for an Outcome Period. The table is not intended to predict or project the performance of the FLEX Options or the Fund. Fund shareholders should not take this information as an assurance of the expected performance of the Underlying ETF or return on the Fund’s Shares. The actual overall performance of the Fund will vary with fluctuations in the value of the FLEX Options during the Outcome Period, among other factors. Please refer to the Fund’s website, www.innovatoretfs.com/bjan, which provides updated information relating to this table on a daily basis throughout the Outcome Period.

Additionally, each Fund confirms that it will add the following disclosure to the footnote to the table:

The Cap will be further reduced by any shareholder transaction fees and any extraordinary expenses incurred by the Fund.

Comment 12 – Fund Rebalance

Please confirm supplementally that each Fund will continue to disclose to shareholders the respective Cap resets at the conclusion of each Outcome Period. Additionally, please explain to the Staff how the Funds will disclose to shareholders the respective Cap resets at the conclusion of each Outcome Period.

Response to Comment 12

Each Fund confirms that it will continue to disclose to shareholders the respective Cap resets at the end of each Outcome Period. Each Fund’s prospectus states the following:

Approximately one week prior to the end of each Outcome Period, the Fund will file a prospectus supplement, which will alert existing shareholders that an Outcome Period is approaching its conclusion and disclose the anticipated ranges for the Fund’s Underlying ETF Caps and Cumulative Fund Cap for the next Outcome Period. Following the close of business on the last day of the Outcome Period, the Fund will file a prospectus supplement that discloses the Fund’s final Underlying ETF Caps and Cumulative Fund Cap (both gross and net of the unitary management fee) for the next Outcome Period. This information will be available on the Fund’s website, www.innovatoretfs.com/____, which also provides information relating to the Outcomes, including the Fund’s position relative to the Underlying ETF Caps and Cumulative Fund Cap, of an investment in the Fund on a daily basis.

The Funds will disclose the respective Cap resets at the conclusion of each Outcome Period in the following manner:

1.     Approximately one week prior to the end of the Outcome Period, the Funds will make a sticker filing pursuant to Rule 497(e) of the 1933 Act which will alert existing shareholders that the Outcome Period is approaching its conclusion and disclosing the anticipated Cap range for the next Outcome Period.

2.     Following the close of business on the last day of the Outcome Period, the Funds will make a sticker filing pursuant to Rule 497(e) of the 1933 Act that discloses each Fund’s Cap (both gross and net of the unitary management fee) for the next Outcome Period. This filing is mailed to existing shareholders.

3.     On the first day of the new Outcome Period, each Fund will file a full prospectus under Rule 497(e) of the 1933 Act that incorporates the sticker filing from the previous evening. This sticker replaces the Caps/dates associated with the previous Outcome Period with the Caps/dates associated with the new Outcome Period. Correspondingly, each Fund will file a revised summary prospectus under Rule 497(k) of the 1933 Act that reflects those changes.

Comment 13 – Principal Risks

The Staff notes that while the Statement of Additional Information has COVID-19 risk disclosure, the prospectus is silent with respect to such disclosure. In supplemental correspondence, please explain to the Staff why this disclosure is not necessary.

Response to Comment 13

The Funds believe the current disclosure relating to the COVID-19 pandemic adequately describes the current market conditions and informs investors of the potential risks of investing in each Fund.

Comment 14 – Performance Information

With respect to the Fund’s performance information, the Staff notes that the Fund includes performance information for the SPDR® S&P 500® ETF Trust. The Staff requests the Fund removes the reference to the Underlying ETF from the table, as it is not permitted by Form N-1A. Additionally, please make the following information in the footnote more prominent in the Performance section:

On ____, 2021, the Fund ceased to invest in FLEX Options on the S&P 500® Price Return Index, and instead began investing in FLEX Options on the SPDR® S&P 500® ETF Trust. Therefore, the Fund’s performance and historical returns shown for the periods prior to ____, 2021 are not necessarily indicative of the performance that the Fund, based on its current investments, would have generated.

Response to Comment 14

Each Fund confirms that it will only disclose the required broad-based index in the performance information, as required by Form N-1A, and will remove references to the performance of the Underlying ETF. Additionally, each Fund will prominently disclose the current footnote disclosure in the Performance section of the prospectus.

Comment 15 – Additional Information About the Fund’s Principal Investment Strategies

In supplemental correspondence, please explain to the Staff why the Funds are removing the disclosure relating to the chart laying out the Fund’s strategy (i.e., laying out the different positions of the FLEX Options).

Response to Comment 15

Each Fund removed references to the FLEX Options positions and rewrote the disclosure in order to clarify the language in plain English so that a reasonable investor may understand how each Fund’s option package works. For example, the Innovator S&P 500 Buffer ETF – January revised its disclosure in the “Additional Information About the Fund’s Principal Investment Strategies” section as follows:

●

The combination of purchases and sales of call and put FLEX Options provide upside participation that matches that of the Underlying ETF’s share price. At the expiration date, these FLEX Options realize a value equal to that of the Underlying ETF’s share price.

●

Taken together, the purchase and sale of put FLEX Options produces the 9% “Buffer.” The payoff at expiration will compensate for losses experienced by the Underlying ETF (if any), in an amount not to exceed 9%.

●	The strike level of a short call FLEX Option produces the Cap and is chosen so that the combined net purchase prices in all of the FLEX Options is approximately equal to the Fund’s NAV.

●

The combination of all of the FLEX Options creates a maximum growth opportunity equal to the return experienced by the Underlying ETF at expiration, not to exceed the Cap, while providing a 9% Buffer from losses.

Comment 16 – Statement of Additional Information

Each Fund’s concentration policy states: “To the extent the Fund invests in the securities of other investment companies, it will consider the concentrations of those underlying investment companies in determining compliance with its own concentration restrictions.” The Staff notes that the Trust’s “Stacker” products state that that Fund will concentrate to approximately the same extent as the Underlying ETFs concentrate in the securities of a particular industry or group of industries. To the extent applicable, please enhance the Funds’ concentration policies to include this exception. Alternatively, supplementally explain to the Staff why this enhanced concentration policy is not needed.

Response to Comment 16

Each Fund confirms that it will not concentrate in securities of a particular industry or group of industries. As such, each Fund believes no changes are necessary to its respective concentration policy.

Comment 17 – General

In supplemental correspondence, please confirm that there are no material differences in each Fund’s Registration Statement beyond the changes of each Fund’s reference asset. Additionally, please inform the Staff as to how long each Fund has been operational.

Response to Comment 17

Pursuant to the Staff’s comment, each Fund confirms that there are no material differences between the Template Filings and the current Funds’ Registration Statements besides the corresponding changes to the reference asset. Please see below for the date each Fund commenced operations.

Fund Name	Listing Date
Innovator S&P 500 Buffer ETF – January	January 2, 2019
Innovator MSCI EAFE Power Buffer ETF – January	January 1, 2020
Innovator MSCI Emerging Markets Power Buffer ETF – January	January 1, 2020
Innovator Russell 2000 Power Buffer ETF – January	January 1, 2020
Innovator Nasdaq-100 Power Buffer ETF – January	January 1, 2020

Comment 18 – Innovator MSCI Emerging Markets Power Buffer ETF

To the extent the Fund has open-ended terms or phrases, the Staff objects to this disclosure. For example, the Fund states the following:

Through its use of FLEX Options on the Underlying ETF, the Fund may have significant exposure to companies based in Asia, including, but not limited to, companies located in China, as well as companies in the financials and information technology sectors. (emphasis added)

Please remove this open-ended phrase, or enhance the disclosure, including risk disclosure, to include information beyond companies located in China and financials and information technology sectors.

Response to Comment 18

Pursuant to the Staff’s comment, the Fund has revised its disclosure as follows:

Through its use of FLEX Options on the Underlying ETF, the Fund may have significant exposure to companies based in Asia, which as of the date of this prospectus, includes companies located in China, as well as companies in the financials and information technology sectors.

Comment 19 – Innovator MSCI Emerging Markets Power Buffer ETF

To the extent the Fund has open-ended terms or phrases, the Staff objects to this disclosure. For example, the Fund states the following:

Through its use of FLEX Options on the Underlying ETF, the Fund may have significant exposure to companies based in Europe and Asia, including, but not limited to, companies located in the United Kingdom and Japan, as well as companies in the financials sector. (emphasis added)

Please remove this open-ended phrase, or enhance the disclosure, including risk disclosure, to include information beyond companies located in the United Kingdom and Japan and companies in the financials sector.

Response to Comment 19

Pursuant to the Staff’s comment, the Fund has revised its disclosure as follows:

Through its use of FLEX Options on the Underlying ETF, the Fund may have significant exposure to companies based in Europe and Asia, which, as of the date of this prospectus, includes companies located in the United Kingdom and Japan, as well as companies in the financials sector.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, Chapman and Cutler llp By: /s/ Morrison C. Warren Morrison C. Warren